                                 SCHEDULE 13D

                                 (RULE 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                               (Amendment No.  )*


                           Whitehall Jewellers, Inc.
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                                (Name of Issuer)


                    Common Stock, par value $.001 per share,
              including associated preferred stock purchase rights
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  965063 10 0
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                                 (CUSIP Number)

                                Hugh M. Patinkin
                         155 N. Wacker Drive, Suite 500
                            Chicago, Illinois 60606
                                 (312) 782-6800
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                               December 31, 2000
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 965063 10 0               13D
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1   NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)
    Hugh M. Patinkin
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
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3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    PF/OO
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5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    U.S. Citizen
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                7   SOLE VOTING POWER
  NUMBER OF
                    1,531,433 shares*
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    54,677 shares
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    1,528,809 shares*
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    54,677 shares
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,586,110 shares*
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     10.5%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

* Includes 627,044 shares issuable upon the exercise of options which are fully exercisable or exercisable within 60 days of this filing.

ITEM 1.  SECURITY AND ISSUER.

         The title and class of equity securities to which this statement relates is the common stock, par value $.001 per share, including associated preferred stock purchase rights (the "Common Stock"), of Whitehall Jewellers, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 155 N. Wacker Drive, Suite 500, Chicago, Illinois 60606.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a)      Name:

                  Hugh M. Patinkin

         (b)      Business Address:

                  Whitehall Jewellers, Inc.
                  155 N. Wacker Drive, Suite 500
                  Chicago, Illinois  60606

         (c)      Present Principal Occupation; Principal Business of the
                  Issuer:

                  Mr. Patinkin is the Chairman, President and Chief Executive Officer of the Issuer, which is the issuer of securities to which this statement relates. The Issuer is a specialty retailer of fine jewelry.

         (d)      No Criminal Convictions:

                  Mr. Patinkin has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e)      No Civil Proceedings:

                  Mr. Patinkin has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      Citizenship.

                  Mr. Patinkin is a United States Citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Since February 10, 1999, Mr. Patinkin has made annual filings pursuant to Section 13(d) of the Act on Schedule 13G. Mr. Patinkin has determined that filing on Schedule 13D may be appropriate and therefore has elected voluntarily to file on Schedule 13D. Mr. Patinkin hereby disclaims any obligation to have previously filed on Schedule 13D. Set forth below is a summary of each "acquisition" of Common Stock by Mr. Patinkin subsequent to March 14, 1997, the date on which Mr. Patinkin last filed on Schedule 13D. All such "acquisitions," except the "acquisition" pursuant to the 2000 Option (as described below), have been reflected on Schedule 13G filings.

         On May 7, 1996, Mr. Patinkin was granted a nonqualified option (the "1996 Option") to purchase 312,835 shares of Common Stock at a price per share of $14.00 under the Issuer's 1996 Long-Term Incentive Plan. As adjusted pursuant to the three-for-two stock split effected by the Issuer on January 4, 2000, the 1996 Option represents an option to purchase 469,252 shares of Common Stock for a price per share of approximately $9.33. The 1996 Option vests one-fourth each of the first, second, third and fourth anniversaries of the date of the grant. Accordingly, on May 7, 2000, the entire 1996 Option became exercisable. With regard to this "acquisition," no funds were paid.

         On March 18, 1999, Mr. Patinkin was granted a nonqualified option (the "March 1999 Option") to purchase 57,791 shares of Common Stock at a price per share of $17.13 under the Issuer's 1997 Long-Term Incentive Plan. As adjusted pursuant to the three-for-two stock split effected by the Issuer on January 4, 2000, the March 1999 Option represents an option to purchase 86,687 shares of Common Stock at a price per share of $11.42. The March 1999 Option vests in full on March 18, 2008, but is subject to accelerated vesting in the first three years based on the satisfaction of certain performance goals. On March 17, 2000, 28,896 of the shares subject to the March 1999 Option became exercisable pursuant to the satisfaction of such performance goals. With regard to this "acquisition," no funds were paid.

         On June 8, 1999, Mr. Patinkin was granted a nonqualified option (the "June 1999 Option") to purchase 115,583 shares of Common Stock at a price per share of $17.19 under the Issuer's 1997 Long-Term Incentive Plan. As adjusted pursuant to the three-for-two stock split effected by the Issuer on January 4, 2000, the June 1999 Option represents an option to purchase 173,375 shares of Common Stock at a price per share of $11.46. The June 1999 Option vests on June 8, 2008, but is subject to accelerated vesting in the first three years based on the satisfaction of certain performance goals. On March 17, 2000, 28,896 of the shares subject to the June 1999 Option became exercisable pursuant to the satisfaction of such performance goals. With regard to this "acquisition," no funds were paid.

         On June 10, 1999, Mr. Patinkin purchased 17,500 shares of Common Stock on the open market at a price per share of $17.6875. Mr. Patinkin used personal funds to effect this "acquisition."

         On February 4, 2000, Mr. Patinkin was granted a nonqualified option (the "2000 Option") to purchase 300,000 shares of Common Stock for a per share price of $24.00 under the Issuer's 1997 Long-Term Incentive Plan. The 2000 Option vests one-third each of the first, second and third anniversaries of the date of the grant. On February 4, 2001, 100,000 of the shares subject to the 2000 Option became exercisable. With regard to this "acquisition," no funds were paid.

         Mr. Patinkin also holds 3,936 shares of Common Stock subject to certain restrictions pursuant to that certain Restricted Stock Award Agreement dated as of February 29, 2000 between Mr. Patinkin and the Issuer. Mr. Patinkin has the sole power to vote such shares of Common Stock. The restrictions on such shares lapse in equal annual installments on the first, second and third anniversaries of the date of the grant. Such shares were granted under the Issuer's 1997 Long-Term Incentive Plan. With regard to this "acquisition," no funds were paid.


ITEM 4.  PURPOSE OF TRANSACTION.

         Mr. Patinkin purchased shares of Common Stock on June 10, 1999 for general investment purposes; Mr. Patinkin acquired beneficial ownership of all other securities as described in Item 3 as compensation in his capacity as Chairman, President and Chief Executive Officer of the Issuer.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of February 6, 2001, Mr. Patinkin beneficially owned in the aggregate 1,586,110 shares of the Issuer's Common Stock. Based upon the number of shares of Common Stock outstanding as of the close of business on February 2, 2001, as reported by the Issuer's registrar and transfer agent to be 14,532,511, such shares beneficially owned by Mr. Patinkin constitute approximately 10.5% of the outstanding shares of the Issuer's Common Stock.

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         (b)      (i)      Sole Power to Vote or Direct the Vote:

                           Mr. Patinkin has the sole voting power with respect to 1,531,433* shares of the Issuer's Common Stock.

                  (ii)     Shared Power to Vote or Direct the Vote:

                           Mr. Patinkin shares voting power with Matthew M. Patinkin and Mark A. Patinkin with respect to 54,677 shares of Common Stock held by the Patinkin 1994 Grandchildren's Trust U/A/D 11/18/94.

                  (iii)    Sole Power to Dispose or Direct the Disposition:

                           Mr. Patinkin has the sole dispositive power with respect to 1,528,809* shares of the Issuer's Common Stock.

                  (iv)     Shared Power to Dispose or Direct the Disposition:

                           Mr. Patinkin shares dispositive power with Matthew M. Patinkin and Mark A. Patinkin with respect to 54,677 shares of Common Stock held by the Patinkin 1994 Grandchildren's Trust U/A/D 11/18/94.

                  Matthew M. Patinkin is the Executive Vice President, Operations of the Issuer. Mark A. Patinkin is a journalist for Providence Journal located at 75 Fountain Street, Providence, RI 02902. Neither of these persons with whom Mr. Hugh Patinkin shares voting and dispositive power with respect to shares of Common Stock owned by him has ever been convicted in a criminal proceeding or been subject to a civil proceeding each as described in Item 2 above. Further, each of these persons is a United States Citizen.

         (c) Except as disclosed in Item 3, no transactions in shares of Common Stock were effected by Mr. Patinkin during the 60 days prior to this filing.

         (d) Except as disclosed herein, no other person is known to have the right of dividends from, or the proceeds from the sale of the shares of, Issuer Common Stock beneficially owned by Mr. Patinkin.

         (e)      Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         See Item 3.


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         * Includes 627,044 shares issuable upon the exercise of options which are fully exercisable or exercisable within 60 days of this filing.
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ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit Number                     Description

              1 Nonqualified Stock Option Agreement dated as of May 7, 1996 between Hugh M. Patinkin and the Issuer.

              2 Incentive Stock Option Agreement dated as of March 18, 1999 between Hugh M. Patinkin and the Issuer.

              3 Incentive Stock Option Agreement dated June 8, 1999 between Hugh M. Patinkin and the Issuer.

              4 Nonqualified Stock Option Agreement dated February 4, 2000 between Hugh M. Patinkin and the Issuer.

              5 Restricted Stock Award Agreement dated as of February 29, 2000 between Hugh M. Patinkin and the Issuer.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                         February 6, 2001
                              ---------------------------------------------
                                              (Date)


                                        /s/ Hugh M. Patinkin
                              ---------------------------------------------
                                           (Signature)


                                Hugh M. Patinkin/Chairman, President & CEO
                              ---------------------------------------------
                                           (Name/Title)